NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on January 10, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on December 30, 2024 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the formation of a holding company which became effective on December 24, 2024, each share of Class A Exchangeable Subordinate Voting Shares of Brookfield Renewable Corporation (Old) was deemed to represent one (1) share of Brookfield Renewable Corporation (New) Class A Exchangeable Subordinate Voting Shares on a share for share basis. This form is only for the removal from listing on the Exchange of the Class A Exchangeable Subordinate Voting Shares of Brookfield Renewable Corporation (Old) and not a termination of the registration of the Class A Exchangeable Subordinate Voting Shares of Brookfield Renewable Corporation (New). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions Brookfield Renewable Corporation (Old) was suspended from trading before market open on December 30, 2024.